UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 9)

     RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

3SBio Inc.

(Name of the Issuer)

     3SBio Inc.
Century Sunshine Limited
Decade Sunshine Limited
Decade Sunshine Merger Sub
Jing Lou
Dan Lou
Bin Huang
Dongmei Su
CPEChina Fund, L.P.

(Names of Persons Filing Statement)

     Ordinary Shares, par value US$0.0001 per share
American Depositary Shares, each representing seven Ordinary Shares
(Title of Class of Securities)

88575Y105(1)
(CUSIP Number)

Note: (1) The CUSIP number applies to the issuer’s American depositary shares, each of which represents seven ordinary shares. No CUSIP number has been assigned to the ordinary shares.

3SBio Inc.	Century Sunshine Limited	CPEChina Fund, L.P.
No. 3 A1, Road 10, Shenyang	Decade Sunshine Limited	c/o CITIC PE Advisors (Hong
Economy & Technology	Decade Sunshine Merger Sub	Kong) Limited
Development Zone	Jing Lou	Suite 606, 6/F.
Shenyang 110027, People’s	Dan Lou	One Pacific Place
Republic of China	Bin Huang	88 Queensway
Attention: Yanli Liu	Dongmei Su	Hong Kong
Telephone: (86 24) 2581-1820	c/o 3SBio Inc.	Attention: Cindy Chan
	No. 3 A1, Road 10, Shenyang	Telephone: (852) 3798-0096
Economy & Technology
Development Zone
Shenyang 110027
People’s Republic of China
Attention: Jing Lou
Telephone: (86 24) 2581-1820

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Ling Huang, Esq.	Peter Huang, Esq.	Gregory Puff, Esq.
W. Clayton Johnson, Esq.	Skadden, Arps, Slate, Meagher &	Akin Gump Strauss Hauer & Feld
Cleary Gottlieb Steen & Hamilton	Flom LLP	LLP
LLP	30/F, China World Office 2,	Unit 05-07, 36th Floor, Edinburgh
Twin Towers - West 23rd Floor	No.1, Jian Guo Men Wai Avenue,	Tower, The Landmark
12 B Jianguomenwai Avenue	Beijing 100004 China	15 Queen's Road Central, Hong
Chaoyang District, Beijing 100022	(86 10) 6535-5699	Kong
People’s Republic of China		(852) 3694-3001
(86 10) 5920-1000

This statement is filed in connection with (check the appropriate box):

a	[ ]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	[ ]	The filing of a registration statement under the Securities Act of 1933.

c	[ ]	A tender offer

d	[X]	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [   ]

Check the following box if the filing is a final amendment reporting the results of the transaction:[    ]

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$ 325,247,904.1	$44,363.8

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment of $2.3857 per share merger consideration for 135,895,316 outstanding shares of the issuer subject to the transaction, plus (b) the product of 85,038 ADSs issuable pursuant to the Company options multiplied by $11.25 (which is the difference between $16.70 per ADS merger consideration and the weighted average exercise price of $5.45 per ADS), plus (c) the product of 5,136 restricted shares and restricted share units of the issuer multiplied by the proposed $16.70 per ADS merger consideration, as applicable ((a), (b) and (c) together, the “Transaction Valuation”).

** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2013, was calculated by multiplying the Transaction Valuation by 0.00013640.

[  ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

INTRODUCTION

     This Amendment No. 9 to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) 3SBio Inc., a Cayman Islands company (the “Company”), the issuer of the ordinary shares, par value US$0.0001 per share (each, a “Share” and collectively, the “Shares”), including the Shares represented by the American depositary shares (“ADSs”), each representing seven Shares, that are subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Century Sunshine Limited, a Cayman Islands company (“Holdco”); (c) Decade Sunshine Limited, a Cayman Islands company and a wholly owned subsidiary of Holdco (“Parent”); (d) Decade Sunshine Merger Sub, a Cayman Islands company and a wholly owned subsidiary of Parent (“Merger Sub”); (e) Dr. Jing Lou, the chairman and chief executive officer of the Company (“Dr. Lou”); (f) Dan Lou, the founder and an advisor to the Company and the father of Dr. Lou; (g) Bin Huang, the vice president and a director of the Company; (h) Dongmei Su, the vice president, chief technology officer and a director of the Company and (i) CPEChina Fund, L.P., a Cayman Islands exempted limited partnership (“CITIC PE”). Dr. Lou, Dan Lou, Bin Huang, Dongmei Su, Ke Li, Bo Tan, Ming Hu, Deyu Kong, Fei You, Yongfu Chen, Jiaoe Zhang, Thomas Folinsbee, Hui Dang, Zhonghua Zhang and Qingjie Zhang are collectively referred to herein as the “Rollover Shareholders.” The Rollover Shareholders and CITIC PE are collectively referred to herein as the “Consortium.” The Rollover Shareholders, together with Parent, Merger Sub and Holdco, are collectively referred to in this Schedule 13E-3 as the “Buyer Group.”

     On February 8, 2013, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the “original merger agreement”), providing for the merger of Merger Sub with and into the Company (the “merger”), with the Company continuing as the surviving company after the merger as a wholly owned subsidiary of Parent. Dr. Lou is currently the sole beneficial owner of Holdco, Parent and Merger Sub. Upon closing of the merger, Holdco, Parent and Merger Sub will be beneficially owned by the Consortium.

     On April 24, 2013, the parties to the original merger agreement executed an amendment to such merger agreement (the “merger agreement amendment”, and the original merger agreement as so amended, the “amended merger agreement”) to increase the merger consideration payable to holders of Shares and holders of ADSs, from $2.20 per Share, or $15.40 per ADS, to $2.3857 per Share, or $16.70 per ADS (in the case of ADSs, less $0.05 per ADS cancellation fees), in each case, net of any applicable withholding taxes.

     Under the terms of the amended merger agreement, at the effective time of the merger (“effective time”), each outstanding Share, including Shares represented by ADSs, other than (a) Shares and ADSs beneficially owned by (i) Parent or Merger Sub, (ii) any member of the Consortium, including, without limitation, each restricted share (a “Company RS”) and restricted share unit (a “Company RSU”) of the Company that are listed in Schedule A to a rollover agreement entered into by the Rollover Shareholders, Parent and Holdco dated as of February 8, 2013, pursuant to which each such Company RS and Company RSU, together with the Shares and ADSs listed therein and beneficially owned by the Rollover Shareholders, will be cancelled for nil consideration ((i) and (ii) collectively, the “Consortium Shares”) or (iii) the Company or any direct or indirect wholly owned subsidiary of the Company, and (b) any Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights under the Cayman Islands Companies Law (as amended) (the “Cayman Islands Companies Law”) (the “Dissenting Shares,” together with the Shares and ADSs described under (a), the “Excluded Shares”), will be cancelled in exchange for the right to receive $2.3857 per Share in cash without interest, and for the avoidance of doubt, because each ADS represents seven Shares, each outstanding ADS (other than any ADS that represents Excluded Shares) will represent the right to receive $16.70 in cash per ADS without interest (less $0.05 per ADS cancellation fee pursuant to the terms of a deposit agreement dated February 5, 2007 between the Company and JPMorgan Chase Bank, N.A. (the “ADS depositary”), as amended by Agreement No. 1 to Letter Agreement dated February 4, 2008), in each case, net of any applicable withholding taxes. The Excluded Shares other than Dissenting Shares will be automatically cancelled for no consideration. The Dissenting Shares will be cancelled for their appraised or other agreed value.

     If the merger is completed, each option to purchase Shares (a “Company Option”) pursuant to the Company’s 2006 Stock Plan, as amended, and 2010 Equity Incentive Plan (collectively, the “Company Option Plans”) that is then outstanding and unexercised, vested or unvested, will be cancelled in exchange for the right to receive, net of any applicable withholding taxes and as soon as reasonably practicable after the effective time of the merger, cash in an amount equal to (A) the total number of Shares issuable upon exercise of such Company Option immediately prior to the effective time of the merger multiplied by (B) the excess, if any, of (x) $2.3857 over (y) the exercise price payable per Share issuable under such Company Option.

     In addition, each Company RS and Company RSU that is then outstanding, vested or unvested, shall automatically become fully vested and be released from any restrictions on transfer as of the effective time of the merger. At the effective time of the merger, all of the Company RSs and Company RSUs, except for those that are included in the Consortium Shares, will automatically be cancelled and cease to exist, and the holders thereof will be entitled to receive from the surviving corporation, net of any applicable withholding taxes and as soon as reasonably practicable after the effective time of the merger, cash in an amount equal to the product of (A) the number of the Company RSs, or Shares or ADSs then subject to the Company RSUs, as the case may be, multiplied by (B) $2.3857 or $16.70, as applicable. At the effective time of the merger, 1,413,881 Company RSs and Company RSUs that are included in the Consortium Shares will automatically be cancelled for nil consideration.

     The merger remains subject to the satisfaction or waiver of the conditions set forth in the amended merger agreement, including obtaining the requisite approval of the shareholders of the Company. The amended merger agreement must be approved by an affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting of shareholders of the Company.

     The Company has made available to its shareholders a definitive proxy statement (the “Proxy Statement,” a copy of which is attached as Exhibit (a)-(1) to the transaction statement which was filed with the SEC on March 25, 2013), relating to the extraordinary general meeting of shareholders of the Company originally scheduled to be held on April 25, 2013. Such originally scheduled extraordinary general meeting was still held on April 25, 2013, but for the sole purpose of adjourning it in order to provide shareholders and ADS holders with additional time to consider the changes to the terms of the merger effectuated by the amended merger agreement. The extraordinary general meeting will be reconvened on May 24, 2013 at the Company’s executive office, 15/A-D, Huaxin International Tower, No. 219, Qingnian Ave., Shenhe District, Shenyang 110016, People’s Republic of China. Due notice of the reconvened meeting has been given in accordance with the articles of association of the Company.

     Concurrently with the filing of this Amendment No. 9, the Company is filing a definitive supplement to the Proxy Statement (the “Proxy Supplement” and, collectively with the Proxy Statement, the “Amended Proxy Statement”), relating to the extraordinary general meeting of shareholders of the Company at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to approve the amended merger agreement and the transactions contemplated thereby, including the merger. The Proxy Supplement is attached hereto as Exhibit (a)-(16) and a copy of the merger agreement amendment is attached as Annex S-A to the Proxy Supplement.

     The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Amended Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Amended Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Amended Proxy Statement and the annexes thereto.

     All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

     The filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person, or that any other Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1 Summary Term Sheet

          The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          • “Summary Term Sheet”

          • “Questions and Answers about the Extraordinary General Meeting and the Merger”

          The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:

          • “Update to Summary Term Sheet”

          • “Update to Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2 Subject Company Information

          (a) Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

          • “Summary Term Sheet—The Parties Involved in the Merger”

          (b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          • “The Extraordinary General Meeting—Record Date; Shares and ADSs Entitled to Vote”

          • “Security Ownership of Certain Beneficial Owners and Management of the Company”

          The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:

          • “Update to The Extraordinary General Meeting—Record Date; Shares and ADSs Entitled to Vote”

          • “Update to Security Ownership of Certain Beneficial Owners and Management of the Company”

          (c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

          • “Market Price of the Company’s ADSs, Dividends and Other Matters”

          The information set forth in the Proxy Supplement under the following caption is incorporated herein by reference:

          • “Market Price of the Company’s ADSs, Dividends and Other Matters”

          (d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

          • “Market Price of the Company’s ADSs, Dividends and Other Matters”

          (e) Prior Public Offering. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

          • “Transactions in the Shares and ADSs”

          (f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

          • “Transactions in the Shares and ADSs”

          The information set forth in the Proxy Supplement under the following caption is incorporated herein by reference:

          • “Update to Transactions in the Shares and ADSs”

Item 3 Identity and Background of Filing Person

          (a) Name and Address. 3SBio Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          • “Summary Term Sheet—The Parties Involved in the Merger”

          • “Annex D—Directors and Executive Officers of Each Filing Person”

          (b) Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          • “Summary Term Sheet—The Parties Involved in the Merger”

          • “Annex D—Directors and Executive Officers of Each Filing Person”

          (c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          • “Summary Term Sheet—The Parties Involved in the Merger”

          • “Annex D—Directors and Executive Officers of Each Filing Person”

Item 4 Terms of the Transaction

          (a)-(1) Material Terms —Tender Offers. Not applicable.

          (a)-(2) Material Terms —Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          • “Summary Term Sheet”

          • “Questions and Answers about the Extraordinary General Meeting and the Merger”

          • “Special Factors”

          • “The Extraordinary General Meeting”

          • “The Agreement and Plan of Merger”

          • “Material U.S. Federal Income Tax Consequences”

          • “Material PRC Income Tax Consequences”

          • “Material Cayman Islands Tax Consequences”

          • “Annex A—Agreement and Plan of Merger”

          The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:

          • “Update to Summary Term Sheet”

          • “Update to Questions and Answers about the Extraordinary General Meeting and the Merger”

          • “Update to Special Factors”

         • “Update to The Extraordinary General Meeting”

          • “Summary of the Merger Agreement Amendment”

          • “Annex S-A—Amendment to the Agreement and Plan of Merger”

          (c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          • “Summary Term Sheet—Share Ownership of Certain Affiliates of the Company and Voting Commitments”

          • “Special Factors—Interests of Certain Persons in the Merger”

          • “Special Factors—Financing of the Merger—Rollover Transactions”

          • “The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting”

          • “The Extraordinary General Meeting—Vote Required”

          • “The Agreement and Plan of Merger”

          • “Annex A—Agreement and Plan of Merger”

          The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:

          • “Update to Summary Term Sheet—Share Ownership of Certain Affiliates of the Company and Voting Commitments”

          • “Update to Special Factors—Interests of Certain Persons in the Merger”

          • “Update to The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting”

          • “Update to The Extraordinary General Meeting—Vote Required”

          • “Summary of the Merger Agreement Amendment”

          • “Annex S-A—Amendment to the Agreement and Plan of Merger”

          (d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          • “Summary Term Sheet—Dissenters’ Rights of Shareholders and ADS Holders”

          • “Questions and Answers about the Extraordinary General Meeting and the Merger”

          • “Dissenters’ Rights”

          • “Annex C—Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) –Section 238”

          The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:

          • “Update to Questions and Answers about the Extraordinary General Meeting and the Merger”

          • “Dissenters’ Rights”

          (e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

          • “Provisions for Unaffiliated Security Holders”

          (f) Eligibility of Listing or Trading. Not applicable.

Item 5 Past Contracts, Transactions, Negotiations and Agreements

          (a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          • “Special Factors—Interests of Certain Persons in the Merger”

          • “Special Factors—Related Party Transactions”

          • “Transactions in the Shares and ADSs”

          The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:

          • “Update to Special Factors—Interests of Certain Persons in the Merger”

          • “Update to Special Factors—Related Party Transactions”

          • “Update to Transactions in the Shares and ADSs”

          (b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          • “Special Factors—Background of the Merger”

          • “Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

          • “Special Factors—Purposes and Reasons of the Buyer Group and CITIC PE for the Merger”

          • “Special Factors—Interests of Certain Persons in the Merger”

          • “The Agreement and Plan of Merger”

          • “Annex A—Agreement and Plan of Merger”

          The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:

          • “Update to Special Factors—Background of the Merger”

          • “Update to Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

          • “Update to Special Factors—Purposes and Reasons of the Buyer Group and CITIC PE for the Merger”

          • “Update to Special Factors—Interests of Certain Persons in the Merger”

           • “Summary of the Merger Agreement Amendment”

          • “Annex S-A—Amendment to the Agreement and Plan of Merger”

          (c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          • “Special Factors—Background of the Merger”

          • “Special Factors—Interests of Certain Persons in the Merger”

          • “The Agreement and Plan of Merger”

          • “Annex A—Agreement and Plan of Merger”

          The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:

          • “Update to Special Factors—Background of the Merger”

          • “Update to Special Factors—Interests of Certain Persons in the Merger”

          • “Summary of the Merger Agreement Amendment”

          • “Annex S-A—Amendment to the Agreement and Plan of Merger”

          (e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          • “Summary Term Sheet—Financing of the Merger”

          • “Special Factors—Background of the Merger”

          • “Special Factors—Plans for the Company after the Merger”

          • “Special Factors—Financing of the Merger”

          • “Special Factors—Interests of Certain Persons in the Merger”

          • “Special Factors—Voting by the Rollover Shareholders at the Extraordinary General Meeting”

          • “The Agreement and Plan of Merger”

          • “Transactions in the Shares and ADSs”

          • “Annex A—Agreement and Plan of Merger”

          The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:

          • “Update to Summary Term Sheet—Financing of the Merger”

          • “Update to Special Factors—Background of the Merger”

          • “Update to Special Factors—Financing of the Merger”

          • “Update to Special Factors—Interests of Certain Persons in the Merger”

          • “Summary of the Merger Agreement Amendment”

          • “Annex S-A—Amendment to the Agreement and Plan of Merger”

Item 6 Purposes of the Transaction and Plans or Proposals

          (b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          • “Summary Term Sheet”

          • “Questions and Answers about the Extraordinary General Meeting and the Merger”

          • “Special Factors—Purposes and Reasons of the Buyer Group and CITIC PE for the Merger”

          • “Special Factors—Effect of the Merger on the Company”

          • “The Agreement and Plan of Merger”

          • “Annex A—Agreement and Plan of Merger”

          The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:

          • “Update to Summary Term Sheet”

          • “Update to Questions and Answers about the Extraordinary General Meeting and the Merger”

          • “Update to Special Factors—Purposes and Reasons of the Buyer Group and CITIC PE for the Merger

          • “Summary of the Merger Agreement Amendment”

          • “Annex S-A—Amendment to the Agreement and Plan of Merger”

          (c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          • “Summary Term Sheet—The Merger”

          • “Summary Term Sheet—Purposes and Effect of the Merger”

          • “Summary Term Sheet—Plans for the Company after the Merger”

          • “Summary Term Sheet—Financing of the Merger”

          • “Summary Term Sheet—Share Ownership of Certain Affiliates of the Company and Voting Commitments”

          • “Special Factors—Background of the Merger”

          • “Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

          • “Special Factors—Purposes and Reasons of the Buyer Group and CITIC PE for the Merger”

          • “Special Factors—Effect of the Merger on the Company”

          • “Special Factors—Plans for the Company after the Merger”

          • “Special Factors—Financing of the Merger”

          • “Special Factors—Interests of Certain Persons in the Merger”

          • “The Agreement and Plan of Merger”

          • “Annex A—Agreement and Plan of Merger”

          The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:

          • “Update to Summary Term Sheet—Amendment to the Original merger Agreement (Increase of Merger Consideration)”

          • “Update to Summary Term Sheet—Financing of the Merger”

          • “Update to Summary Term Sheet—Share Ownership of Certain Affiliates of the Company and Voting Commitments”

          • “Update to Special Factors—Background of the Merger”

          • “Update to Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

          • “Update to Special Factors—Purposes and Reasons of the Buyer Group and CITIC PE for the Merger”

          • “Update to Special Factors—Financing of the Merger”

          • “Update to Special Factors—Interests of Certain Persons in the Merger”

          • “Summary of the Merger Agreement Amendment”

          • “Annex S-A—Amendment to the Agreement and Plan of Merger”

Item 7 Purposes, Alternatives, Reasons and Effects

          (a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          • “Summary Term Sheet—Purposes and Effect of the Merger”

          • “Summary Term Sheet—Plans for the Company after the Merger”

          • “Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

          • “Special Factors—Purposes and Reasons of the Buyer Group and CITIC PE for the Merger”

          The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:

          • “Update to Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

          • “Update to Special Factors—Purposes and Reasons of the Buyer Group and CITIC PE for the Merger”

          (b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          • “Special Factors—Background of the Merger”

          • “Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

          • “Special Factors—Position of the Buyer Group and CITIC PE as to the Fairness of the Merger”

          • “Special Factors—Purposes and Reasons of the Buyer Group and CITIC PE for the Merger”

          • “Special Factors—Alternatives to the Merger”

          • “Special Factors—Effects on the Company if the Merger is not Completed”

          The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:

          • “Update to Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

          • “Update to Special Factors—Position of the Buyer Group and CITIC PE as to the Fairness of the Merger”

          • “Update to Special Factors—Purposes and Reasons of the Buyer Group and CITIC PE for the Merger”

          (c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          • “Summary Term Sheet—Purposes and Effects of the Merger”

          • “Special Factors—Background of the Merger”

          • “Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

          • “Special Factors—Position of the Buyer Group and CITIC PE as to the Fairness of the Merger”

          • “Special Factors—Purposes and Reasons of the Buyer Group and CITIC PE for the Merger”

          • “Special Factors—Effect of the Merger on the Company”

          The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:

          • “Update to Special Factors—Background of the Merger”

          • “Update to Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

          • “Update to Special Factors—Position of the Buyer Group and CITIC PE as to the Fairness of the Merger”

          • “Update to Special Factors—Purposes and Reasons of the Buyer Group and CITIC PE for the Merger”

          (d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          • “Summary Term Sheet—Purposes and Effect of the Merger”

          • “Special Factors—Background of the Merger”

          • “Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

          • “Special Factors—Purposes and Reasons of the Buyer Group and CITIC PE for the Merger”

          • “Special Factors—Effect of the Merger on the Company”

          • “Special Factors—Plans for the Company after the Merger”

          • “Special Factors—Effects on the Company if the Merger is not Completed”

          • “Special Factors—Interests of Certain Persons in the Merger”

          • “The Agreement and Plan of Merger”

          • “Material U.S. Federal Income Tax Consequences”

          • “Material PRC Income Tax Consequences”

          • “Material Cayman Islands Tax Consequences”

          • “Annex A—Agreement and Plan of Merger”

          The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:

          • “Update to Special Factors—Background of the Merger”

          • “Update to Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

          • “Update to Special Factors—Purposes and Reasons of the Buyer Group and CITIC PE for the Merger”

          • “Update to Special Factors—Interests of Certain Persons in the Merger”

          • “Summary of the Merger Agreement Amendment”

          • “Annex S-A—Amendment to the Agreement and Plan of Merger”

Item 8 Fairness of the Transaction

          (a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          • “Summary Term Sheet—Recommendations of the Independent Committee and the Board of Directors”

          • “Summary Term Sheet—Position of the Buyer Group and CITIC PE as to the Fairness of the Merger”

          • “Summary Term Sheet—Share Ownership of Certain Affiliates of the Company and Voting Commitments”

          • “Special Factors—Background of the Merger”

          • “Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

          • “Special Factors—Position of the Buyer Group and CITIC PE as to the Fairness of the Merger”

          • “Special Factors—Opinion of Jefferies, the Independent Committee’s Financial Advisor”

          • “Special Factors—Interests of Certain Persons in the Merger”

          • “Annex B—Opinion of Jefferies International Limited to the Independent Committee”

          The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:

          • “Update to Summary Term Sheet—Recommendations of the Independent Committee and the Board of Directors”

          • “Update to Summary Term Sheet—Position of the Buyer Group and CITIC PE as to the Fairness of the Merger”

          • “Update to Summary Term Sheet—Share Ownership of Certain Affiliates of the Company and Voting Commitments”

          • “Update to Special Factors—Background of the Merger”

          • “Update to Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

          • “Update to Special Factors—Position of the Buyer Group and CITIC PE as to the Fairness of the Merger”

          • “Update to Special Factors—Opinion of Jefferies, the Independent Committee’s Financial Advisor”

          • “Update to Special Factors—Interests of Certain Persons in the Merger”

          • “Annex S-B—Opinion, dated April 24, 2013, of Jefferies International Limited to the Independent Committee”

          (c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          • “Summary Term Sheet—Shareholder Vote Required to Approve the Merger Agreement”

          • “Questions and Answers about the Extraordinary General Meeting and the Merger”

          • “The Extraordinary General Meeting—Vote Required”

          The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:

          • “Update to Summary Term Sheet—Record Date and Voting Information”

          • “Update to Questions and Answers about the Extraordinary General Meeting and the Merger”

          • “Update to The Extraordinary General Meeting—Vote Required”

          (d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          • “Special Factors—Background of the Merger”

          • “Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

          The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:

          • “Update to Special Factors—Background of the Merger”

          • “Update to Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

          (e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          • “Summary Term Sheet—Recommendations of the Independent Committee and the Board of Directors”

          • “Questions and Answers about the Extraordinary General Meeting and the Merger”

          • “Special Factors—Background of the Merger”

          • “Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

          The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:

          • “Update to Summary Term Sheet—Recommendations of the Independent Committee and the Board of Directors”

          • “Update to Questions and Answers about the Extraordinary General Meeting and the Merger”

          • “Update to Special Factors—Background of the Merger”

          • “Update to Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

          (f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          • “Special Factors—Background of the Merger”

          • “Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

          • “Special Factors—Alternatives to the Merger”

          The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:

          • “Update to Special Factors—Background of the Merger”

          • “Update to Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

Item 9 Reports, Opinions, Appraisals and Negotiations

          (a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          • “Special Factors—Background of the Merger”

          • “Special Factors—Opinion of Jefferies, the Independent Committee’s Financial Advisor”

          • “Annex B—Opinion of Jefferies International Limited to the Independent Committee”

          The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:

          • “Update to Special Factors—Background of the Merger”

          • “Update to Special Factors—Opinion of Jefferies, the Independent Committee’s Financial Advisor”

          • “Annex S-B—Opinion, dated April 24, 2013, of Jefferies International Limited to the Independent Committee”

          (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          • “Special Factors—Opinion of Jefferies, the Independent Committee’s Financial Advisor”

          • “Annex B—Opinion of Jefferies International Limited to the Independent Committee”

          The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:

          • “Update to Special Factors—Opinion of Jefferies, the Independent Committee’s Financial Advisor”

          • “Annex S-B—Opinion, dated April 24, 2013, of Jefferies International Limited to the Independent Committee”

          (c) Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

          • “Where You Can Find More Information”

          The information set forth in the Proxy Supplement under the following caption is incorporated herein by reference:

          • “Where You Can Find More Information”

          The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares and ADSs or his, her or its representative who has been so designated in writing.

Item 10 Source and Amounts of Funds or Other Consideration

          (a) Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          • “Summary Term Sheet—Financing of the Merger”

          • “Special Factors—Financing of the Merger”

          • “The Agreement and Plan of Merger”

          • “Annex A—Agreement and Plan of Merger”

          The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:

          • “Update to Summary Term Sheet—Financing of the Merger”

          • “Update to Special Factors—Financing of the Merger”

          • “Summary of the Merger Agreement Amendment”

          • “Annex S-A—Amendment to the Agreement and Plan of Merger”

          (b) Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          • “Summary Term Sheet—Financing of the Merger”

          • “Special Factors—Financing of the Merger”

          The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:

          • “Update to Summary Term Sheet—Financing of the Merger”

          • “Update to Special Factors—Financing of the Merger”

          (c) Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

          • “Special Factors—Fees and Expenses”

          (d) Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          • “Summary Term Sheet—Financing of the Merger”

          • “Special Factors—Financing of the Merger”

          The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:

          • “Update to Summary Term Sheet—Financing of the Merger”

          • “Update to Special Factors—Financing of the Merger”

Item 11 Interest in Securities of the Subject Company

          (a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          • “Summary Term Sheet—Share Ownership of Certain Affiliates of the Company and Voting Commitments”

          • “Special Factors—Interests of Certain Persons in the Merger”

          • “Security Ownership of Certain Beneficial Owners and Management of the Company”

          The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:

          • “Update to Summary Term Sheet—Share Ownership of Certain Affiliates of the Company and Voting Commitments”

          • “Update to Special Factors—Interests of Certain Persons in the Merger”

          • “Update to Security Ownership of Certain Beneficial Owners and Management of the Company”

          (b) Securities Transaction. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

          • “Transactions in the Shares and ADSs”

          The information set forth in the Proxy Supplement under the following caption is incorporated herein by reference:

          • “Update to Transactions in the Shares and ADSs”

Item 12 The Solicitation or Recommendation

          (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          • “Summary Term Sheet—Share Ownership of Certain Affiliates of the Company and Voting Commitments”

          • “Questions and Answers about the Extraordinary General Meeting and the Merger”

          • “Special Factors—Voting by the Rollover Shareholders at the Extraordinary General Meeting”

          • “The Extraordinary General Meeting—Vote Required”

          • “Security Ownership of Certain Beneficial Owners and Management of the Company”

          The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:

          • “Update to Summary Term Sheet—Share Ownership of Certain Affiliates of the Company and Voting Commitments”

          • “Update to Questions and Answers about the Extraordinary General Meeting and the Merger”

          • “Update to The Extraordinary General Meeting—Vote Required”

          • “Update to Security Ownership of Certain Beneficial Owners and Management of the Company”

          (e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          • “Summary Term Sheet—Recommendations of the Independent Committee and the Board of Directors”

          • “Summary Term Sheet—Position of the Buyer Group and CITIC PE as to the Fairness of the Merger”

          • “Summary Term Sheet—Share Ownership of Certain Affiliates of the Company and Voting Commitments”

          • “Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

          • “Special Factors—Position of the Buyer Group and CITIC PE as to the Fairness of the Merger”

          • “The Extraordinary General Meeting—Our Board’s Recommendation”

          The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:

          • “Update to Summary Term Sheet—Recommendations of the Independent Committee and the Board of Directors”

          • “Update to Summary Term Sheet—Position of the Buyer Group and CITIC PE as to the Fairness of the Merger”

          • “Update to Summary Term Sheet—Share Ownership of Certain Affiliates of the Company and Voting Commitments”

          • “Update to Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

          • “Update to Special Factors—Position of the Buyer Group and CITIC PE as to the Fairness of the Merger”

          • “Update to The Extraordinary General Meeting—Our Board’s Recommendation”

Item 13 Financial Statements

          (a) Financial Information. The audited consolidated financial statements of the Company for the year ended December 31, 2010 are incorporated herein by reference to the Company’s Form 20-F/A for the year ended December 31, 2011 filed with the SEC on April 30, 2012 and subsequently amended on May 2, 2012 (see page F-1 and following pages), and the audited consolidated financial statements of the Company for the years ended December 31, 2011 and 2012 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2012 filed on April 30, 2013 (see page F-1 and following pages).

          The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          • “Financial Information”

          • “Where You Can Find More Information”

          The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:

          • “Update to Financial Information”

          • “Where You Can Find More Information”

          (b) Pro Forma Information. Not applicable.

Item 14 Persons/Assets, Retained, Employed, Compensated or Used

          (a) Solicitation or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

          • “The Extraordinary General Meeting—Solicitation of Proxies”

          The information set forth in the Proxy Supplement under the following caption is incorporated herein by reference:

          • “Update to The Extraordinary General Meeting—Solicitation of Proxies”

          (b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          • “Summary Term Sheet—The Parties Involved in the Merger”

          • “Special Factors—Interests of Certain Persons in the Merger”

          • “Annex D—Directors and Executive Officers of Each Filing Person”

          The information set forth in the Proxy Supplement under the following caption is incorporated herein by reference:

          • “Update to Special Factors—Interests of Certain Persons in the Merger”

Item 15 Additional Information

          (c) Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

          The information contained in the Proxy Supplement, including all annexes thereto, is incorporated herein by reference.

Item 16 Exhibits

          (a)-(1) Proxy Statement of the Company dated March 25, 2013 (the “Proxy Statement”). ***

          (a)-(2) Notice of Reconvened Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Supplement.

          (a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Supplement.

          (a)-(4) Form of ADS Voting Instructions Card and Depositary’s Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Supplement.

          (a)-(5) Press Release issued by the Company, dated September 12, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on September 12, 2012.

          (a)-(6) Press Release issued by the Company, dated September 16, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on September 17, 2012.

          (a)-(7) Press Release issued by the Company, dated September 28, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on October 2, 2012.

          (a)-(8) Press Release issued by the Company, dated February 8, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on February 8, 2013.

          (a)-(9) Investor Presentation of the Company dated April 2013. ****

          (a)-(10) Investor Presentation of the Company dated April 16, 2013. *****

          (a)-(11) Press Release issued by the Company, dated April 22, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on April 23, 2013.

          (a)-(12) Press Release issued by the Company, dated April 24, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on April 24, 2013.

          (a)-(13) Press Release issued by the Company, dated April 25, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on April 25, 2013.

          (a)-(14) Press Release issued by the Company, dated March 18, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on March 22, 2013.

          (a)-(15) Press Release issued by the Company, dated March 24, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on March 25, 2013.

          (a)-(16) Supplement to the Proxy Statement of the Company dated May 2, 2013 (the “Proxy Supplement”).

          (a)-(17) Press Release issued by the Company, dated May 2, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on May 2, 2013.

          (b)-(1) Facility agreement, dated as of February 8, 2013, by and among Parent, Holdco, Merger Sub and China CITIC Bank International Limited (“CITIC Bank”), incorporated herein by reference to Exhibit 7.03 to Schedule 13D filed with the SEC on February 19, 2013.

          (b)-(2) Commitment Letter, dated February 8, 2013, by CPEChina Fund, L.P. in favor of Holdco, incorporated herein by reference to Exhibit 7.04 to Schedule 13D filed with the SEC on February 19, 2013.

          (b)-(3) Amendment to Commitment Letter, dated April 24, 2013, by CPEChina Fund, L.P. in favor of Holdco, incorporated herein by reference to Exhibit 7.12 to Schedule 13D/A filed with the SEC on April 26, 2013.

          (b)-(4) Consent and Waiver Letter under Facility Agreement, dated April 24, 2013, by and between CITIC Bank and Parent, incorporated herein by reference to Exhibit 7.10 to Schedule 13D/A filed with the SEC on April 26, 2013.

          (c)-(1) Opinion of Jefferies International Limited, dated February 8, 2013, incorporated herein by reference to Annex B to the Proxy Statement.

          (c)-(2) Presentation to the Independent Committee of the Board of Directors, dated February 8, 2013, of Jefferies International Limited. *

          (c)-(3) Preliminary Discussion Materials for the Independent Committee, dated November 30, 2012, of Jefferies International Limited. *

          (c)-(4) Opinion of Jefferies International Limited, dated April 24, 2013, incorporated herein by reference to Annex S-B to the Proxy Supplement.

          (c)-(5) Presentation to the Independent Committee of the Board of Directors, dated April 24, 2013, of Jefferies International Limited.******

          (d)-(1) Agreement and Plan of Merger, dated as of February 8, 2013, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

          (d)-(2) Rollover Agreement, dated as of February 8, 2013, by and among Holdco, Parent and the Rollover Shareholders, incorporated herein by reference to Exhibit 7.05 to Schedule 13D filed with the SEC on February 19, 2013.

          (d)-(3) Voting Agreement, dated as of February 8, 2013, by and among the Company, Parent and the Rollover Shareholders, incorporated herein by reference to Exhibit 7.06 to Schedule 13D filed with the SEC on February 19, 2013.

          (d)-(4) Limited Guaranty, dated as of February 8, 2013, by Dr. Jing Lou in favor of the Company, incorporated herein by reference to Exhibit 7.07 to Schedule 13D filed with the SEC on February 19, 2013.

          (d)-(5) Limited Guaranty, dated as of February 8, 2013, by CPEChina Fund, L.P. in favor of the Company, incorporated herein by reference to Exhibit 7.08 to Schedule 13D filed with the SEC on February 19, 2013.

          (d)-(6) Consortium Agreement, dated as of September 12, 2012, by and between Dr. Jing Lou and CPEChina Fund, L.P. **

          (d)-(7) Amendment No. 1 to the Agreement and Plan of Merger, dated as of April 24, 2013, by and between the Company, Parent and Merger Sub, incorporated herein by reference to Annex S-A to the Proxy Supplement.

          (f)-(1) Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Supplement.

          (f)-(2) Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the Proxy Statement.

          (g) Not applicable.

_________________

* Previously filed on March 4, 2013

** Previously filed on March 15, 2013

*** Previously filed on March 25, 2013

**** Previously filed on April 12, 2013

***** Previously filed on April 17, 2013

****** Previously filed on April 26, 2013

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 2, 2013

3SBio Inc.

By:	/s/ Tianruo (Robert) Pu

Name:	Tianruo (Robert) Pu

Title:	Chairman of Independent Committee

Century Sunshine Limited

By:	/s/ Dr. Jing Lou

Name:	Dr. Jing Lou

Title:	Director

Decade Sunshine Limited

By:	/s/ Dr. Jing Lou

Name:	Dr. Jing Lou

Title:	Director

Decade Sunshine Merger Sub

By:	/s/ Dr. Jing Lou

Name:	Dr. Jing Lou

Title:	Director

Jing Lou

By:	/s/ Dr. Jing Lou

Dan Lou

By:	/s/ Dan Lou

Bin Huang

By:	/s/ Bin Huang

Dongmei Su

By:	/s/ Dongmei Su

CPEChina Fund, L.P.

By: CITIC PE ASSOCIATES, L.P., as general
partner

By: CITIC PE Funds Limited, as general partner

By:	/s/ Cindy Chan

Name:	Cindy Chan

Title:	Director

EXHIBIT INDEX

          (a)-(1) Proxy Statement of the Company dated March 25, 2013 (the “Proxy Statement”). ***

          (a)-(2) Notice of Reconvened Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Supplement.

          (a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Supplement.

          (a)-(4) Form of ADS Voting Instructions Card and Depositary’s Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Supplement.

          (a)-(5) Press Release issued by the Company, dated September 12, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on September 12, 2012.

          (a)-(6) Press Release issued by the Company, dated September 16, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on September 17, 2012.

          (a)-(7) Press Release issued by the Company, dated September 28, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on October 2, 2012.

          (a)-(8) Press Release issued by the Company, dated February 8, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on February 8, 2013.

          (a)-(9) Investor Presentation of the Company dated April 2013. ****

          (a)-(10) Investor Presentation of the Company dated April 16, 2013. *****

          (a)-(11) Press Release issued by the Company, dated April 22, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on April 23, 2013.

          (a)-(12) Press Release issued by the Company, dated April 24, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on April 24, 2013.

          (a)-(13) Press Release issued by the Company, dated April 25, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on April 25, 2013.

          (a)-(14) Press Release issued by the Company, dated March 18, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on March 22, 2013.

          (a)-(15) Press Release issued by the Company, dated March 24, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on March 25, 2013.

          (a)-(16) Supplement to the Proxy Statement of the Company dated May 2, 2013 (the “Proxy Supplement”).

          (a)-(17) Press Release issued by the Company, dated May 2, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on May 2, 2013.

          (b)-(1) Facility agreement, dated as of February 8, 2013, by and among Parent, Holdco, Merger Sub and China CITIC Bank International Limited (“CITIC Bank”), incorporated herein by reference to Exhibit 7.03 to Schedule 13D filed with the SEC on February 19, 2013.

          (b)-(2) Commitment Letter, dated February 8, 2013, by CPEChina Fund, L.P. in favor of Holdco, incorporated herein by reference to Exhibit 7.04 to Schedule 13D filed with the SEC on February 19, 2013.

          (b)-(3) Amendment to Commitment Letter, dated April 24, 2013, by CPEChina Fund, L.P. in favor of Holdco, incorporated herein by reference to Exhibit 7.12 to Schedule 13D/A filed with the SEC on April 26, 2013.

          (b)-(4) Consent and Waiver Letter under Facility Agreement, dated April 24, 2013, by and between CITIC Bank and Parent, incorporated herein by reference to Exhibit 7.10 to Schedule 13D/A filed with the SEC on April 26, 2013.

          (c)-(1) Opinion of Jefferies International Limited, dated February 8, 2013, incorporated herein by reference to Annex B to the Proxy Statement.

          (c)-(2) Presentation to the Independent Committee of the Board of Directors, dated February 8, 2013, of Jefferies International Limited. *

          (c)-(3) Preliminary Discussion Materials for the Independent Committee, dated November 30, 2012, of Jefferies International Limited. *

          (c)-(4) Opinion of Jefferies International Limited, dated April 24, 2013, incorporated herein by reference to Annex S-B to the Proxy Supplement.

          (c)-(5) Presentation to the Independent Committee of the Board of Directors, dated April 24, 2013, of Jefferies International Limited. ******

          (d)-(1) Agreement and Plan of Merger, dated as of February 8, 2013, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

          (d)-(2) Rollover Agreement, dated as of February 8, 2013, by and among Holdco, Parent and the Rollover Shareholders, incorporated herein by reference to Exhibit 7.05 to Schedule 13D filed with the SEC on February 19, 2013.

          (d)-(3) Voting Agreement, dated as of February 8, 2013, by and among the Company, Parent and the Rollover Shareholders, incorporated herein by reference to Exhibit 7.06 to Schedule 13D filed with the SEC on February 19, 2013.

          (d)-(4) Limited Guaranty, dated as of February 8, 2013, by Dr. Jing Lou in favor of the Company, incorporated herein by reference to Exhibit 7.07 to Schedule 13D filed with the SEC on February 19, 2013.

          (d)-(5) Limited Guaranty, dated as of February 8, 2013, by CPEChina Fund, L.P. in favor of the Company, incorporated herein by reference to Exhibit 7.08 to Schedule 13D filed with the SEC on February 19, 2013.

          (d)-(6) Consortium Agreement, dated as of September 12, 2012, by and between Dr. Jing Lou and CPEChina Fund, L.P. **

          (d)-(7) Amendment No. 1 to the Agreement and Plan of Merger, dated as of April 24, 2013, by and between the Company, Parent and Merger Sub, incorporated herein by reference to Annex S-A to the Proxy Supplement.

          (f)-(1) Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Supplement.

          (f)-(2) Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the Proxy Statement.

          (g) Not applicable.

_________________

* Previously filed on March 4, 2013

** Previously filed on March 15, 2013

*** Previously filed on March 25, 2013

**** Previously filed on April 12, 2013

***** Previously filed on April 17, 2013

****** Previously filed on April 26, 2013